U.S.  SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549

                                   FORM  12b-25

                           NOTIFICATION  OF  LATE  FILING     SEC FILE NUMBER
                                                                 0-30018

                                                                CUSIP NUMBER
                                                                589636  10 9

[ X ]  Form  10-K   [  ]  Form  11  -K   [X]  Form  10-QSB  [  ]  Form  N-SAR
For  Period  Ended:  December  31,  2000

[  ]  Transition  Report  on  Form  I0-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11  -K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR

For  the Transition Period Ended: ______________________________________________

  Read  Attached lnstruction Sheet Before Preparing Form.  Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If  the  notification relates to a portion of the filing checked above, identify  the  ltem(s)  to  which  the  notification  relates:
         ----------------------------------------------------------------------

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Part  I  -  Registrant  Information

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         Full  Name  of  Registrant:    MERIDIAN  HOLDINGS,  INC.

         Former  Name if Applicable:  __________________________________________

         900  Wilshire  Blvd.,  Suite  500
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         Address  of  Principal  Executive  Office  (Street  and  Number)

         Los  Angeles,  CA,  90017
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         City,  State  and  Zip  Code







                                 1
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Part  11  -  Rules  12b-25(b)  and  (c)

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If  the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047L the following should be completed. (Check box, if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date, and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ X ] (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part     III  -  Narrative

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State  below in  reasonable  detail  the reasons why the Form 10-K, 20-F, 11 -K,
I0-Q, NSAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

     The Company had several significant transactions during the most recent quarter and due to delays in obtaining all of the details relating to these transactions in order to determine the proper accounting treatment. This has resulted in a delay in completing the audit of the Company's financial statements and therefore the Company has been unable to file the 10-K in a timely manner without unreasonable effort and expense.

Part  IV  -  Other  Information

     (1) Name and telephone number of person to contact in regard to this notification:

      Anthony  C.  Dike              213              627-8878
    ----------------------     -------------   --------------------
        (Name)               (Area  Code)      (Telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [X]  Yes              [  ]  No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [X]  Yes              [.]  No

         If  so:  attach  an   explanation   of  the  anticipated  change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE

The results of operation for the year ended December 31, 2000 will show that the Company generated revenues from operations of approximately $3,392,000 compared to revenues of $1,393,000 during the same period in 1999. This represents an
                                   2
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increase in revenue of 144%. This increase in revenue is attributed to  increase in enrolment of membership into Capnet IPA Network and sales of MedMaster(tm) software program licenses.

The  Company  also  expects  to  report operating    expense   for the period
ending December 31, 2000 to be approximately $2,020,000 compared to $638,000 during the same period in 1999. This represents a 216% increase compared to the same period in 1999. This increase in operating expenses is attributed to hiring of additional personnel, marketing and approximately $471,000 of research and development cost related to the enhancements of the MedMaster(tm) software.

The Company expects to report net income from operations of approximately $57,000 during the period ended December 31, 2000 compared to $86,000 during the same period in 1999.

                            MERIDIAN  HOLDINGS,  INC.
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                  (Name  of  Registrant  as  specified  in  charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


By:/s/  Philip Falese                             April 2,  2001
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      Philip Falese
 Chief Financial Officer